EXHIBIT 99.1

NOVA Chemicals Corporation

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of NOVA Chemicals Corporation (“NOVA Chemicals”) will be held at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 14, 2009 commencing at 2:30 p.m. (Eastern time) for the following purposes:

1.	to consider, pursuant to an interim order of the Court of Queen’s Bench of Alberta dated March 17, 2009, as the same may be amended (the “Interim Order”), and, if deemed advisable, to pass, with or without variation, a special resolution of Shareholders (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving, among other things, the acquisition, directly or indirectly, by International Petroleum Investment Company (“IPIC”) of all of the issued and outstanding Common Shares for US$6.00 in cash for each Common Share, all as more particularly described in the accompanying management proxy circular (the “Proxy Circular”);

2.	to receive the consolidated financial statements of NOVA Chemicals for the year ended December 31, 2008 and the report of the auditors;

3.	to elect directors;

4.	to appoint Ernst & Young LLP as the auditors of NOVA Chemicals; and

5.	to consider such other matters or business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of NOVA Chemicals (the “Board of Directors”) has fixed the close of business on March 13, 2009 as the record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on March 13, 2009 are entitled to receive notice of the Meeting and to attend and vote at the Meeting. This Notice is accompanied by the Proxy Circular, a form of proxy (the GREEN form) and a letter of transmittal (the BLUE form).

The Meeting is both an annual and special meeting. Even if the Arrangement Resolution receives the required Shareholder approval, Shareholders must appoint auditors and elect directors to serve pending the Effective Time of the Arrangement.

The Arrangement Resolution is described in the Proxy Circular, which forms part of this Notice. The full text of the Arrangement Resolution is set out in Appendix “A” to the Proxy Circular. Registered Shareholders are entitled to exercise dissent rights by providing a dissent notice to NOVA Chemicals at or before 5:00 p.m. (Calgary time) on April 9, 2009 (or on the business day that is two business days immediately preceding any adjourned or postponed Meeting). Registered Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Common Shares, subject to strict compliance with Section 190 of the CBCA, as modified by the provisions of the Interim Order and the Plan of Arrangement attached as Appendix “B” to the Proxy Circular. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss or unavailability of any right of dissent. See “Dissent Rights of Shareholders” in the Proxy Circular and Appendix “F” to the Proxy Circular.

Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF COMMON SHARES ARE ENTITLED TO DISSENT IN RESPECT OF THE ARRANGEMENT RESOLUTION.

The Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by NOVA Chemicals before the Meeting or by the chair at the Meeting.

If you have any questions or require any assistance regarding the voting of your Common Shares, please contact the Depositary toll-free at 1-800-387-0825.

By Order of the Board of Directors JACK S. MUSTOE Senior Vice President, Chief Legal Officer and Corporate Secretary

Calgary, Alberta

March 13, 2009

TO: HOLDERS OF COMMON SHARES

Whether or not you plan to attend the Meeting in person, if you are a registered Shareholder, please complete and sign the enclosed proxy form (the GREEN form) and forward it in the enclosed postage prepaid self-addressed envelope, or otherwise deliver it, to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: (416) 368-2502 or toll free (North America only): 1-866-781-3111, for arrival no later than 5:00 p.m., (Eastern time), on April 13, 2009 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date and time of any reconvened or postponed Meeting. Non-registered Shareholders who receive these materials through their broker or other intermediary should complete and send the voting instruction form in accordance with the instructions provided by their broker or intermediary. The time limit for the deposit of proxies may be waived by the chair of the Meeting at his discretion without notice. The Common Shares represented by a proxy will be voted as directed by you. However, if you sign your proxy without indicating your voting instructions, then your Common Shares will be voted FOR the Arrangement Resolution, the election of directors and the appointment of auditors. If you require assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825.

If you are a registered Shareholder, in order to receive the cash that you are entitled to upon the implementation of the Arrangement, you must complete and sign the enclosed letter of transmittal (the BLUE form) and return it, together with your share certificate(s) and any other required documents and instruments to CIBC Mellon Trust Company, in accordance with the procedures set out in the letter of transmittal. If you hold your Common Shares through a broker, custodian, nominee or other intermediary, you should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Common Shares if the proposed Arrangement is completed.

LETTER TO SHAREHOLDERS

JAMES STANFORD Chairman of the Board of Directors J.M. LIPTON Chief Executive Officer	NOVA Chemicals Corporation 1000 – 7th Avenue S.W. Calgary, Alberta Canada T2P 5L5 (403) 750-3600

March 13, 2009

Dear Fellow Shareholder:

The board of directors (the “Board of Directors”) of NOVA Chemicals Corporation (“NOVA Chemicals”) is pleased to invite you to attend the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Common Shares”) of NOVA Chemicals to be held at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 14, 2009 commencing at 2:30 p.m. (Eastern time). At the Meeting, Shareholders will be asked to approve, among other things, a statutory arrangement whereby International Petroleum Investment Company (“IPIC”) will acquire, directly or indirectly, all of the outstanding Common Shares (the “Arrangement”).

Under the Arrangement, Shareholders will receive US$6.00 in cash for each Common Share. Each stock option (including any tandem share appreciation rights) and equity appreciation unit of NOVA Chemicals will be cancelled and the holder will receive a cash payment representing the amount (if any) by which US$6.00 exceeds the exercise or redemption price of such securities. Each deferred share unit and restricted stock unit of NOVA Chemicals will be cancelled and the holder will receive US$6.00 for each such unit. The Board of Directors has unanimously determined that the Arrangement is fair, from a financial point of view, to Shareholders and is in the best interests of NOVA Chemicals and its Shareholders. Accordingly, the Board of Directors unanimously recommends that Shareholders vote in favour of the special resolution approving the Arrangement. For a summary of the factors considered by the Board of Directors in determining that the Arrangement is fair, from a financial point of view, to the Shareholders and in the best interests of NOVA Chemicals and its Shareholders, please see “The Arrangement – Reasons for the Arrangement” in the attached management proxy circular (the “Proxy Circular”) accompanying this letter.

EACH DIRECTOR AND SENIOR OFFICER OF NOVA CHEMICALS HAS ENTERED INTO A LOCK-UP AGREEMENT WITH IPIC PURSUANT TO WHICH THEY HAVE AGREED TO SUPPORT THE ARRANGEMENT AND VOTE THEIR COMMON SHARES IN FAVOUR OF THE ARRANGEMENT.

To be effective, the Arrangement must be approved by a resolution passed by at least two-thirds of the votes cast at the Meeting by Shareholders present in person or represented by proxy. The Arrangement is also subject to certain conditions, including the approval of the Court of Queen’s Bench of Alberta.

The accompanying Notice of Annual and Special Meeting and Proxy Circular provide a full description of the Arrangement and include certain other information to assist you in considering how to vote. You are urged to read this information carefully and, if you require assistance, to consult your financial or other professional advisor.

As the Meeting is both an annual and special meeting, Shareholders will also be asked to vote on the regular business of electing directors and appointing auditors.

Your vote is important regardless of the number of Common Shares you own. If you are a registered Shareholder, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy (the GREEN form) in accordance with the instructions set out therein and in the accompanying Proxy Circular so that your Common Shares can be voted at the Meeting in accordance with your instructions. Also, in order to receive the cash that registered Shareholders are entitled to upon the implementation of the Arrangement, you must complete and sign the enclosed letter of transmittal (the BLUE form) and return it, together with your share certificate(s) and any other required documents and instruments to CIBC Mellon Trust Company (the “Depositary”), in accordance with the procedures set out in the letter of transmittal. If the proposed Arrangement is not completed, share certificate(s) sent to the Depositary will be returned to you. If you hold your Common Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided to you by your intermediary to ensure your vote is counted at the Meeting and you should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your Common Shares if the proposed Arrangement is completed.

Subject to obtaining court and other regulatory approvals and satisfying all other conditions of closing, including obtaining the approval of Shareholders, it is anticipated that the Arrangement will be completed in the second quarter of 2009.

For those Shareholders who cannot attend the Meeting, NOVA Chemicals has made arrangements to provide a live webcast. Details on how Shareholders may listen to the proceedings on the webcast may be found on NOVA Chemicals’ website at www.novachemicals.com and will be provided in a news release prior to the Meeting.

If you have any questions or require any assistance regarding the voting of your Common Shares, please contact the Depositary, toll-free at 1-800-387-0825.

On behalf of NOVA Chemicals, we would like to thank all Shareholders for their ongoing support as we prepare to take part in this important event in the history of NOVA Chemicals.

Sincerely,

James Stanford Chairman of the Board of Directors	Jeffrey M. Lipton Chief Executive Officer